SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                                (Amendment No 1)

                    Under the Securities Exchange Act of 1934


                         HUTTIG BUILDING PRODUCTS, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   448451 10 4
                    -----------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
                   ------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

      [   ]  Rule 13d-1(b)
      [ X ]  Rule 13d-1(c)
      [   ]  Rule 13d-1(d)

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                                  SCHEDULE 13G

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CUSIP NO. 448451 10 4                                          PAGE 2 OF 6 PAGES
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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            The Crane Fund (I.R.S. Identification Number 16-6124341)

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [   ]
                                                                   (b) [   ]

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   3    SEC USE ONLY


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   4    CITIZENSHIP OR PLACE OF ORGANIZATION


            Illinois Charitable Trust
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                     5   SOLE VOTING POWER
     NUMBER OF
      SHARES                 1,728,536
   BENEFICIALLY      -----------------------------------------------------------
     OWNED BY        6   SHARED VOTING POWER
      EACH
    REPORTING                0
     PERSON          -----------------------------------------------------------
      WITH           7   SOLE DISPOSITIVE POWER

                             1,728,536
                     -----------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER

                             0
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   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,728,536
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                             [   ]

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.4%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

            00
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Item 1 (a)     Name of Issuer:

               Huttig Building Products, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               Lakeview Center, Suite 400
               14500 South Outer Forty Road
               Chesterfield, Missouri  63017

Item 2 (a)     Name of Person Filing:

               The Crane Fund

Item 2 (b)     Address of Principal Business Office:

               140 Sylvan Avenue, Suite 4
               Englewood Cliffs, NJ  07632

Item 2 (c)     Citizenship:

               Illinois Charitable Trust

Item 2 (d)     Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2 (e)     CUSIP Number:

               448451 10 4

Item 3. If this statement is filed pursuant to SS 240.13d-1(c), check this box [x].


Item 4.        Ownership


                    As of  December 31, 2000, The Crane Fund owns 1,728,536
               shares (the "Shares") of the outstanding Common Stock, par value $.01 per share, of Huttig Building Products, Inc., a Delaware corporation ("Huttig"). The Shares constitute approximately 8.4% of Huttig's outstanding Common Stock. The Crane Fund is a charitable trust managed by trustees appointed by the Board of Directors of Crane Co., a Delaware corporation ("Crane"). The incumbent trustees of The Crane Fund are G A. Dickoff, A. I. duPont, E. M. Kopcizck and M. L. Raithel, all of whom are officers of Crane. Pursuant to the trust instrument, the Shares shall be voted by the trustees as directed by the Board of Directors of Crane, the distribution of the income of the trust for its charitable purposes is subject to the control of such Board of Directors of Crane, and the Shares may be sold by the trustees only upon the direction of such Board of Directors action by a two-thirds vote. None of the directors or the trustees has any direct beneficial interest in, and all disclaim beneficial ownership of, Shares held by The Crane Fund.


Item 5.        Ownership of Five Percent or Less of a Class


               Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.


               Not applicable.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company or Control Person.


               Not applicable.


Item 8.        Identification and Classification of Members of the Group.


               Not applicable.


Item 9.        Notice of Dissolution of Group.


               Not applicable.


Item 10.       Certifications.


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001


                                    /s/ A. I. duPont
                                    -------------------------
                                    A. I. duPont
                                    Trustee